Exhibit 12.1

Avis Budget Group, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Year Ended December 31,					Three Months Ended March 31,
	2012	2011	2010	2009	2008	2013	2012
Earnings available to cover fixed charges:
Income (loss) from continuing operations before income taxes	$300	$36	$72	$(77)	$(1,343)	$(57)	$(26)
Plus: Fixed charges	638	576	510	408	464	143	194

Earnings available to cover fixed charges	$938	$612	$582	$331	$(879)	$86	$168

Fixed charges (a):
Interest, including amortization of deferred financing costs	$546	$506	$445	$343	$402	$119	$171
Interest portion of rental payment	92	70	65	65	62	24	23

Total fixed charges	$638	$576	$510	$408	$464	$143	$194

Ratio of earnings to fixed charges (b)	1.47x	1.06x	1.14x	-	-	-	-

(a)

Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Does not include early extinguishment of debt expense of $75 million and $52 million in 2012 and 2010, respectively, and $40 million and $27 million for the three months ended March 31, 2013 and March 31, 2012, respectively. Interest expense on all indebtedness is detailed as follows:

	Year Ended December 31,					Three Months Ended March 31,
	2012	2011	2010	2009	2008	2013	2012
Related to debt under vehicle programs	$303	$279	$215	$186	$266	$61	$76
All other	243	227	230	157	136	58	95

	$546	$506	$445	$343	$402	$119	$171

(b)	Earnings were not sufficient to cover fixed charges in 2009, 2008 and the three months ended March 31, 2013 and 2012 by $77 million, $1,343 million, $57 million and $26 million, respectively.

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